08030809

AB 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2007 (MM/DD/YY) AND ENDING January 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMC Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 W. 114th Street, Suite 160
(No. and Street)

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

Leawood	KS	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E. Bower — (913) 661-1650 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acord Cox & Company
(Name – *if individual, state last, first, middle name*)

15700 College Blvd., Suite 100	Lenexa,	KS	66219
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 17 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, Bruce E. Bower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMC Financial, Inc., as of January 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA L. GLENN
Notary Public
State of Kansas
My Appointment Expires 12/30/2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMC FINANCIAL, INC.

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Board of Directors
SMC Financial, Inc.
Leawood, Kansas

We have audited the accompanying balance sheets of SMC Financial, Inc. (the "Company") as of January 31, 2008 and 2007, and the related statements of operations, stockholder's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 3, 2008

Acord Cox & Co.

SMC FINANCIAL, INC.

BALANCE SHEETS
JANUARY 31, 2008 AND 2007

ASSETS		2008		2007
CURRENT ASSETS				
Cash	$	10,497	$	12,087
Prepaid income taxes		-		973
	$	10,497	$	13,060
STOCKHOLDER'S EQUITY				
STOCKHOLDER'S EQUITY				
Common stock, $.10 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	$	100	$	100
Additional paid-in capital		11,900		11,900
Retained earnings (deficit)		(1,503)		1,060
		10,497		13,060
	$	10,497	$	13,060

See notes to financial statements.

SMC FINANCIAL, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED JANUARY 31, 2008 AND 2007

	2008	2007
REVENUES	$ 261,638	$ 289,659
EXPENSES		
Regulatory Registration Fees	3,706	3,271
Professional Fees	5,604	4,402
Management Fees	226,000	210,000
	235,310	217,673
NET INCOME FROM OPERATIONS	26,328	71,986
OTHER INCOME		
Interest income	209	138
Other income	35,000	-
	35,209	138
NET INCOME BEFORE INCOME TAXES	61,537	72,124
INCOME TAXES	14,100	12,985
NET INCOME	$ 47,437	$ 59,139

See notes to financial statements.

SMC FINANCIAL, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED JANUARY 31, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES:		
Net income	$ 47,437	$ 59,139
Adjustments to reconcile net income to net cash provided by operating activities:		
Chage in prepaid income taxes	973	(973)
Change in income taxes payable	-	(10,559)
Cash provided by operating activities	48,410	47,607
FINANCING ACTIVITIES:		
Additional paid-in capital contribution (distribution)	-	(8,000)
Dividends paid	(50,000)	(50,000)
Cash used in financing activities	(50,000)	(58,000)
NET CHANGE IN CASH	(1,590)	(10,393)
CASH, BEGINNING OF YEAR	12,087	22,480
CASH, END OF YEAR	$ 10,497	$ 12,087

See notes to financial statements.

SMC FINANCIAL, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY
JANUARY 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES, JANUARY 31, 2006	$ 100	$ 19,900	$ (8,079)	$ 11,921
Captial distribution		(8,000)		(8,000)
Dividends paid			(50,000)	(50,000)
Net income			59,139	59,139
BALANCES, JANUARY 31, 2007	$ 100	$ 11,900	$ 1,060	$ 13,060
Dividends paid			(50,000)	(50,000)
Net income			47,437	47,437
BALANCES, JANUARY 31, 2008	$ 100	$ 11,900	$ (1,503)	$ 10,497

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business - SMC Financial, Inc. ("the Company") is engaged in the brokerage of financial products to the general public and accredited investors. The Company is based in the Kansas City Metropolitan area and is registered with the Securities and Exchange Commission (SEC) and is also a member of FINRA, formerly the National Association of Securities Dealers (NASD).

   b. Revenue Recognition - Customers' security transactions are recorded on a trade date basis.

   c. Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

   d. Advertising Costs - Advertising costs are charged to operations when incurred.

   e. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2. SIGNIFICANCE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company executed business, by subscription, in variable annuity contracts and load mutual funds for Wealth Management Advisors, Inc. (WMA), a registered investment advisor that is an affiliated company. For the years ended January 31, 2008 and 2007, the Company paid $226,000 and $210,000 in management fees to WMA for expenses including salary, rent, utilities and other administrative expenses.

4. INCOME TAXES

The Company's provision for income taxes differs from the amount that would result from applying the federal statutory rate because of the surtax exemption and the provision for state income taxes net of federal income tax effects.

5. NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2008 and 2007, the Company had net capital of $10,497 and $12,087 which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at January 31, 2008 was 0 to 1.

6. REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of January 31, 2008; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 is also omitted.

SMC FINANCIAL, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
January 31, 2008

NET CAPITAL	
Total Stockholder's Equity	$ 10,497
Less Non-Allowed Assets:	-
Net Capital	$ 10,497
AGGREGATE INDEBTEDNESS	
Total Aggregate Indebtedness	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 5,497
Ratio of aggregate indebtedness to net capital	0 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net Capital per Company's fourth quarter FOCUS report	$ 10,497
Difference – none	-
Net Capital reported above	$ 10,497

SMC FINANCIAL, INC.

Schedule II
Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
January 31, 2008

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

SMC FINANCIAL, INC.
Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
January 31, 2008

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of January 31, 2008.

SMC FINANCIAL, INC.

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

January 31, 2008

The Company is exempted under Rule 15c3-3(k)(2)(i).

* * * * *

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To Directors and Shareholders of
SMC Financial, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SMC Financial, Inc. (the Company), as of and for the year ended January 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 3, 2008

Arcul Cary & Co.

END